UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

12 February 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

12 February 2025

BHP Chair succession

BHP announces that its Chair, Ken MacKenzie, will retire from the Board of BHP Group Limited (BHP) on 31 March 2025.

The Board has elected Ross McEwan to succeed as Chair, commencing on 31 March 2025.

Chair retirement

Ken MacKenzie joined the Board in September 2016 and has been Chair since September 2017.

During this period, Ken has overseen the strategic transformation of BHP’s portfolio towards future-facing commodities, with a strong focus on safety, disciplined capital management, world-class capability and culture, and a differentiated approach to creating social value.

Ken said, “It has been a privilege to serve as the Chair of BHP for the last 8 years and as a Director for 9 years and I am proud of what the Board and management has achieved during that time. BHP is a simpler, more productive and more resilient company and this has been a result of a talented and committed team focused on creating sustainable long-term value for our shareholders, our supply chain, partners and our communities.

I would like to take this opportunity to thank my fellow Board members as well as the broader BHP team for their dedication to the ongoing success of BHP.

Ross is an excellent choice as leader of the Board, and I wish him every success in the role.”

Chair appointment

The appointment of Ross McEwan follows a formal Chair succession process led by BHP Senior Independent Director, Gary Goldberg.

Ross has been an independent Non-executive Director of BHP since 4 April 2024, and has over 30 years’ global executive experience, including in the financial services industry, with deep expertise in capital allocation, risk management and value creation in complex regulatory environments.

Ross was the CEO of National Australia Bank (from 2019 to April 2024) and Group CEO of the Royal Bank of Scotland (from 2013 to 2019). Prior to that, he held executive roles at Commonwealth Bank of Australia, First NZ Capital Securities and National Mutual Life Association of Australasia / AXA New Zealand.

Ross brings a strong focus on people and culture, technology and innovation and has extensive experience in capital allocation and value creation. He has worked closely with a wide range of stakeholders, including customers, governments and regulators and brings a global perspective. He has a deep understanding of organisational transformation and brings a very strong focus on the customer and technology as a driver of change.

Ross is currently the Lead Independent Director of Reece Limited and a Non-executive Director on the Board of QinetiQ Group Plc.

Ross McEwan said, “It is an honour and privilege to succeed Ken MacKenzie as Chair of BHP. Under his leadership, the company is simpler, more agile and well positioned for the future. Ken will be remembered for his strategic decision-making, active institutional and retail shareholder engagement and outstanding capacity to see value, whether that’s in strategy, portfolio, operational excellence or capital allocation.

As incoming Chair, I am committed to generating long-term value for all our shareholders and will work tirelessly with the Board and management to achieve this. I look forward to continuing to take this great company forward.”

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Josie Brophy +61 417 622 839	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 12, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary